[redacted]

06050506

SECI ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 7 2006
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAWTHORNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FRANKLIN VILLAGE DRIVE
(No. and Street)

FRANKLIN (City) MA (State) 02038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. JOSEPH 617-451-1422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

10 ST. JAMES AVENUE (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT R. JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAWTHORNE SECURITIES CORPORATION, as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JEFFREY N. ROY
Notary Public
Commonwealth of Massachusetts
My Commission Expires Mar 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hawthorne Securities Corporation
and Subsidiary

Annual Audited Report
Form X-17A-5 Part III

September 30, 2006

Hawthorne Securities Corporation and Subsidiary

Index to Financial Statements

September 30, 2006

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Hawthorne Securities Corporation and subsidiary as of September 30, 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Hawthorne Securities Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawthorne Securities Corporation and subsidiary at September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Boston, Massachusetts
October 19, 2006

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

September 30, 2006

Assets		
Cash	$	5,509
Cash - clearing deposit		25,000
Due from Clearing Broker		18,449
Other assets		12,068
Total Assets	$	61,026
Liabilities		
Accounts payable and accrued expenses	$	9,711
Commissions payable		8,311
Total liabilities		18,022
Stockholders' Equity		
Common stock, $2 par value		
Authorized 15,000 shares		
Issued and outstanding 2,512 shares		5,024
Additional paid in capital		390,982
Accumulated deficit		(353,002)
Total Stockholders' Equity		43,004
Total Liabilities and Stockholders' Equity	$	61,026

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended September 30, 2006

Revenues	
Commissions	
Brokerage	$ 143,993
Mutual funds	170,024
Commissions paid to sales representatives	(76,195)
Net commission income	237,822
Loss on principal trading, net	(108)
Interest and dividends	2,801
Loss on investments	(3,300)
	237,215
Expenses	
Compensation and benefits	87,815
General and administrative	115,315
Clearing and operations	27,500
	230,630
Net Income	$ 6,585

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended September 30, 2006

Cash Flows from Operating Activities	
Net Income	$ 6,585
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized loss on investments	3,300
Unrealized loss on securities	108
	9,993
Change in operating assets and liabilities	
Due from clearing broker	(13,106)
Other assets	7,782
Accounts payable and accrued expenses	(2,979)
Commissions payable	2,621
Cash provided by operating activities	4,311
Net Increase in Cash	4,311
Cash at Beginning of Year	1,198
Cash at End of Year	$ 5,509

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity

Year Ended September 30, 2006

	Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Capital	Deficit	**Total**
Balance at Beginning of Year	2,512	$ 5,024	$ 390,982	$ (359,587)	$ **36,419**
Net Income	-	-	-	6,585	**6,585**
Balance at End of Year	2,512	$ 5,024	$ 390,982	$ (353,002)	$ **43,004**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Hawthorne Securities Corporation (the "Company") is a registered broker dealer incorporated in Massachusetts. The Company provides a wide range of brokerage services for individuals and corporations. Mutual fund and securities transactions are cleared by First Clearing Corporation (FCC) on a fully disclosed basis. Effective September 11, 2006, Hawthorne Securities Corporation is clearing transactions through Scott & Stringfellow, Inc. on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and Hawthorne Insurance Agency, Inc. (the "Agency") it's wholly owned subsidiary. The Agency was organized to sell life, health, and accident insurance policies and variable annuities. The Agency is inactive as of September 30, 2006, and no business has been transacted.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

Customers' securities transactions and related brokerage commissions and expenses are recorded on a settlement date basis. Settlement date accounting does not differ materially from trade date accounting.

Trading and investment securities and securities sold not yet purchased are valued at quoted market values. Unrealized gains and losses are included in loss on principal trading. Securities consist of stocks and warrants. Securities transactions of the Company are recorded on a trade date basis.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost and is presented in the financial statements net of accumulated depreciation. Depreciation is provided by straight line and accelerated methods over the estimated useful lives of the assets. Details of furniture and equipment at September 30, 2006 are as follow:

Cost	$ 25,342
Accumulated Depreciation	25,342
Net	$ -

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in the valuation of deferred tax assets. These estimates are subject to change in the near term.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as calculated and defined in Rule 15c3-1.

The Company is required to maintain a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15 to 1. At September 30, 2006, the Company had net capital pursuant to rule 15c3-1 of $39,463 which was $34,463 in excess of its required net capital of $5,000.

Note 4 - Income Taxes

The Company has operating loss carryforwards of $211,000 which may reduce income taxes in future years. These operating loss carryforwards expire through the year 2026. A valuation allowance has been recorded to reflect the uncertainty of realizing the income tax benefits.

Note 4 - Income Taxes (Continued)

The following is a summary of the Company's deferred income taxes as of September 30, 2006:

Deferred Tax Assets:	
Net operating loss carryforwards	$ 211,000
Effective tax rate	30 %
Potential tax savings	63,300
Valuation allowance	(63,300)
Net Deferred Tax Asset	$ -

Note 5 - Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes transactions as an agent between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. The Company has not experienced any significant nonperformance by counter parties.

Obligations arising from securities sold but not yet repurchased in connection with its normal trading activities expose the Company to off balance sheet risk in the event market prices increase, since the Company may be obligated to repurchase these short positions at a greater price.

From time to time, the Company maintains cash in financial institutions in excess of insured limits.

Note 6 - Commitments and Contingencies

The Company rents office space under a noncancellable operating lease which expires March 31, 2009. The lease requires a base monthly rent of $1,678. Rental expense for the year 2006 was $21,450. The Company moved its offices on April 1, 2006, when its prior lease was canceled by the lessor.

The following is a schedule by year of the minimum payments due under terms of the lease:

Year Ending September 30	Amount
2007	$ 20,136
2008	20,136
2009	10,068
	$ 50,340

During the year ended September 30, 2006, the Company entered into a five year clearing agreement with Scott and Stringfelow. The agreement contains an early termination penalty if the agreement is terminated by the Company during the first two years. The penalty is $15,000 and $7,500 if terminated in the first or second year, respectively.

Note 7 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Boston, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Hawthorne Securities Corporation

Schedule I

September 30, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 43,004
Deductions for Nonallowable Assets		
Prepaid expenses	$ 2,828	
Investment in subsidiary	100	2,928
Net capital before haircuts		40,076
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		613
Net Capital		$ 39,463

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 1,200
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 34,463
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 37,661

Hawthorne Securities Corporation

Schedule I (Continued)

September 30, 2006

Computation of Aggregate Indebtedness

Total Liabilities	$	18,022
Subordinated debt		-
Total Aggregate Indebtedness	$	18,022
Percentage of Aggregate Indebtedness to Net Capital		45.67

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of September 30, 2006.

Report on Material Inadequacies

We have audited the financial statements of Hawthorne Securities Corporation and Subsidiary for the year ended September 30, 2006. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Boston, Massachusetts
October 19, 2006

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

10 St. James Avenue, 16th Floor
Boston, Massachusetts 02116
Tel (617) 338-6800
Fax (617) 338-8485
email: boston@millerwachman.com

Offices in:
Holliston and Worcester

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation and Subsidiary
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hawthorne Securities Corporation (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of the differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the Boston Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Boston, Massachusetts

October 19, 2006